EXHIBIT 5.1

March 22, 2002

Board of Directors
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, California 93111-2310

Re: Superconductor Technologies Inc., a Delaware corporation (the “Company”)

Gentlemen:

     We have acted as the Company’s counsel in connection with the preparation and filing of that certain Registration Statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission in connection with the registration of 4,485,000 shares (the “Shares”) of the Company’s common stock, par value $.001 per share (the “Common Stock”). The Shares consist of the following:

(a)	3,714,286 shares of Common Stock issued pursuant to a Securities Purchase Agreement dated as of March 6, 2002 between the Company and the investors named therein, and

(b)	770,714 shares of Common Stock issuable upon the exercise of warrants issued to the investors and the placement agent in that transaction (the “Warrants”).

     As your counsel, we have examined such matters and documents as we have deemed necessary or relevant as a basis for this opinion and have relied as to certain factual matters on information customarily provided by the Company. Based on these examinations and the factual information provided to us, it is our opinion that (1) the Shares described above in clause “(a)” have been legally issued and are fully paid and non-assessable and (2) the Shares described above in clause “(b)” will be legally issued, fully paid and non-assessable when issued in accordance with the terms of the Warrants.

     We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters.”

Very truly yours,

/s/ Guth Christopher LLP

Guth Christopher LLP